

September 22, 2011

Via E-Mail
Nicholas G. Demmo, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

> **Re: Gleacher & Company, Inc.**
> **Schedule TO filed September 14, 2011**
> **File No. 005-45559**

Dear Mr. Demmo:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

General

1. We note that the price range appears to be overly broad. Please advise as to how the use of this broad range in a tender offer complies with Item 4 of Schedule TO and Item 1004(a)(1)(ii) of Regulation M-A. While we have permitted the use of a modified Dutch auction structure for issuer tender offers, we believe the use of a reasonable range of potential offer prices is necessary to satisfy these requirements.

Purchase of Shares and Payment of Purchase Price, page 20

2. We note that you do not expect to be able to announce the final results of any proration and commence payment until approximately five to seven business days

after the expiration date. Please tell us how you are complying with the prompt payment requirement of Rules 13e-4(f)(5) and 14e-1(c). Refer to the discussion of prompt payment in Section II.D. of SEC Release 34-43069.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions